Exhibit (h)(13)

Janus Henderson Equity Linked High Income ETF

(formally Janus Henderson Aggressive Equity Linked Income ETF)

Janus Henderson Equity Linked Moderate Income ETF

(formally Janus Henderson Moderate Equity Linked Income ETF)

Expense Limitation Agreement (Affiliated ETFs)

October 16, 2025

Janus Detroit Street Trust

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (“Adviser”) with respect to the Janus Henderson Aggressive Equity Linked Income ETF and Janus Henderson Moderate Equity Linked Income ETF (each a “Fund” and together the “Funds”). This letter is to inform you that the Adviser will waive and/or reimburse to each Fund a portion of its management fee in an amount equal to a portion of the management fee it earns as investment adviser to affiliated exchange traded funds (“Affiliated ETFs") in which a Fund (if any), for at least the period from of each Fund’s inception through February 28, 2027, set forth as follows:

1.	With respect to each investment by a Fund in an Affiliated ETF, the waiver/reimbursement amount shall be equal to the amount of such Fund assets invested in the Affiliated ETF, multiplied by an amount equal to the current daily unitary management fee of the Affiliated ETF less certain asset-based operating fees and expenses incurred on a per-fund basis and paid by the Adviser with respect to the Affiliated ETF (such expenses include, but are not limited to: custody, sub-administration, and transfer agency fees and fees paid to the distributor) (“Waiver Amount”).

2.	The Waiver Amount shall be calculated by the Adviser on a monthly basis and used daily for purposes of calculating a Fund’s net asset value per share.

For the avoidance of doubt, the Adviser may not recover from either Fund amounts previously waived pursuant to this Agreement.

This waiver/reimbursement will continue in effect until February 28, 2027, unless otherwise terminated, revised or extended by the Board of Trustees. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS HENDERSON INVESTORS US LLC	JANUS DETROIT STREET TRUST
By: /s/ Berg Crawford	By: /s/ Jesper Nergaard
Berg Crawford Chief Accounting Officer	Jesper Nergaard Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer

Janus Henderson Investors US LLC 151 Detroit St, Denver, CO 80206 T +1(800) 525 3713 F +1(877) 319 3852 W janushenderson.com